NO ACT

PE
1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038698

March 5, 2009

Received SEC
MAR 05 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

Frances S. Chang
Senior Counsel
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Re: PG&E Corporation
Incoming letter dated January 9, 2009

Dear Ms. Chang:

This is in response to your letter dated January 9, 2009 concerning the shareholder proposal submitted to PG&E by Simon Levine. We also have received letters on the proponent's behalf dated January 28, 2009 and February 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 9, 2009

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence."

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Raymond Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 PG&E Corporation (PCG)
Rule 14a-8 Proposal by Simon Levine
Independent Lead Director

Ladies and Gentlemen:

This further responds to the January 9, 2009 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to ***adopt a bylaw*** to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Simon Levine

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

In the alternative that the independence definition is found lacking this is to respectfully request that permission be granted for the deletion of the following 12-words in the above text as illustrated in the following strike-out:

The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence.

And thus to state:

The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal if the independence definition is found lacking.

For these reasons and the January 28, 2009 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Simon Levine

Linda Y.H. Cheng <Corporate.Secretary@pge-corp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 PG&E Corporation (PCG)
Rule 14a-8 Proposal by Simon Levine
Independent Lead Director

Ladies and Gentlemen:

This responds to the January 9, 2009 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to ***adopt a bylaw*** to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors..
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Simon Levine

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Regarding the company (i)(10) objection, *Bristol-Myers Squibb Co.* (Recon.) (March 9, 2006) stated, "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment." This is the Staff Reply Letter with emphasis added:

[STAFF REPLY LETTER]

March 9, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Co. Incoming letter dated March 1, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 1, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated March 6, 2006. On January 27, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). ***We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.*** In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Martin P. Dunn
Acting Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Since the company has not adopted an independent lead director bylaw it has not implemented this proposal.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Simon Levine

Linda Y.H. Cheng <Corporate.Secretary@pge-corp.com>

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

January 9, 2009

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Proposal from Mr. Simon Levine

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude a shareholder proposal (with the supporting statement, the "Proposal") from the proxy materials for PG&E Corporation's 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials") under:

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite, and contrary to the Commission's proxy rules, and
- Rule 14a-8(i)(10) because the Proposal is substantially implemented.

The Proposal was submitted by Mr. John Chevedden (the "Proponent") who is the authorized representative of Mr. Simon Levine, a shareholder who is qualified to submit a proposal pursuant to Rule 14a-8 (the "Shareholder"). PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2009 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent and the Shareholder.[1] The letter informs the Proponent and the Shareholder of PG&E Corporation's intention to omit the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2009 Proxy Materials with the Commission.

---

1 Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal on November 30, 2008. A copy of the Proposal and related correspondence related to the Proposal is attached to this letter as Exhibit A. The Proposal requests the following:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence.
>
> The clearly delineated duties at a minimum would include:
> - Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
> - Serving as liaison between the chairman and the independent directors.
> - Approving information sent to the board.
> - Approving meeting agendas for the board.
> - Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
> - Having the authority to call meetings of the independent directors.
> - Being available for consultation and direct communication, if requested by major shareholders.

The supporting statement highlights the Proponent's belief that a key purpose for having an independent lead director is to provide independent oversight of management, including the CEO.

B. The 2008 Rossi Proposal

The proposal is similar to a proposal that the Proponent submitted to PG&E Corporation last year as a representative of Mr. Chris Rossi, who was a shareholder authorized to submit a proposal under Rule 14a-8 (the "Rossi Proposal"). The Rossi Proposal is set forth below.

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to generally be expected to serve for more than one continuous year, unless our company has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

> The clearly delineated duties at a minimum would include:
> - Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
> - Serving as liaison between the chairman and the independent directors.
> - Approving information sent to the board.
> - Approving meeting agendas for the board.
> - Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
> - Having the authority to call meetings of the independent directors.
> - Being available for consultation and direct communication, if requested by major shareholders.

As discussed further in section II.A of this letter, the Staff agreed that PG&E Corporation could exclude the Rossi Proposal pursuant to Rule 14a-8(i)(3) because the proposal was impermissibly vague and indefinite.[2]

C. Comparison of the Proposal and the Rossi Proposal

As compared to the Rossi Proposal, this year's Proposal contains additional language to further describe the proposed independence standard (see highlighted language in the "Resolved" segment of the Proposal, below):

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors **which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence**.

PG&E Corporation believes that this additional language does not provide enough detail to cure the vagueness of the independence standard, and does not rectify the types of deficiencies that justified omission of the Rossi Proposal.

---

[2] Because PG&E Corporation discovered that Mr. Chevedden had not timely received a copy of the initial No-Action Letter request regarding the Rossi Proposal (due to technical problems at PG&E Corporation), PG&E Corporation included the Rossi Proposal in its 2008 proxy materials.

II. REASONS FOR EXCLUSION

A. The Proposal Does Not Describe the Standard of Independence Required, and Can Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague.

PG&E Corporation believes the Proposal is impermissibly vague and indefinite and, as a result, if PG&E Corporation's shareholders read the Proposal, they would not fully understand what they were being asked to vote on and, in particular, would not know how the Proposal's definition differs from the existing independence definitions relating to members of the Board of Directors.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has indicated that proposals may be excluded if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See, e.g, Woodward Governor Company* (avail. Nov. 26, 2003) (proposal requesting a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); *General Electric Company* (avail. Feb. 5, 2003) (proposal requesting board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (avail. Oct. 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies).

The Staff has previously concurred that Rule 14a-8(i)(3) was grounds for a company to omit a proposal very similar to the one at issue in this No-Action Letter request. In *The Boeing Corporation*, the Staff agreed that a proposal requesting an independent chairman of the board was impermissibly vague and indefinite because it failed to disclose to shareholders the definition of "independent director" that applied. *The Boeing Corporation* (avail. Feb. 10, 2004) (where proposal sought to amend the bylaws to require "that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors").

Similarly, last year the Staff agreed that PG&E Corporation had grounds to omit the Rossi Proposal for an "independent lead director," in which "independence" was defined by referencing the definition of "independence" established by the Council of Institutional Investors (CII). *PG&E Corporation* (avail. March 7, 2008). While the Proposal contains a slightly more detailed definition of "independence" than was found in the Rossi Proposal, the additional language does not sufficiently clarify the applicable independence standard. It appears that the Proposal attempts to address the deficiencies in the Rossi Proposal by incorporating, among other things, the substance of the following general statement from the CII definition of independence (as updated April 11, 2008):

> "Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation."

However, this general reference to "connections" between a director and a corporation still does not provide enough detail for shareholders to understand the "independence standard" that they are voting on.

Further, the Proposal could mislead shareholders because the Proposal both (1) sets forth the CII's general principle that an independent director has no connections to the company and (2) incorporates the CII's detailed numerical thresholds for assessing director independence. (These CII standards (as updated April 11, 2008) are included as Exhibit B.) Shareholders reading the Proposal may believe that they are voting only for the general principle – which is subject to individual interpretation - without understanding that they actually are voting on hard numeric standards, which may produce results that differ from shareholder expectations.

For example, shareholders could become confused regarding whether the following scenarios would compromise a director's independence:

- Assume that in 2006, a director's parent provided consulting services to an executive officer of PG&E Corporation. Under the first part of the CII independence standard referenced in the Proposal, shareholders could have difficulty determining whether this relationship constituted a "connection" with PG&E Corporation that compromised the director's independence. However, under the more detailed CII independence thresholds that also are referenced – but are not described in full - in the Proposal, it is clear that this relationship would not compromise the director's independence, so long as the value of the engagement was below $50,000.

- Assume that for six months in 2005, the director's daughter-in-law was an employee of PG&E Corporation's primary competitor. Under the first part of the CII independence standard referenced in the Proposal, shareholders could have difficulty determining whether this relationship constituted a "connection" with the corporation that compromised the director's independence. However, under the more detailed CII independence thresholds that also are referenced – but are not described in full - in the Proposal, it is clear that this relationship would compromise the director's independence.

Not only would shareholders be unable to be able to determine how to apply CII's general standard that directors are not independent if they have "connections" with the company, but because shareholders also do not know the other details regarding the CII independence thresholds incorporated by reference into the Proposal, shareholders may actually reach an incorrect conclusion regarding what types of relationships could compromise a director's independence under the proposed definitions in the Proposal.

The Proposal asks PG&E Corporation's shareholders to vote on matters relating to board and director independence--without providing shareholders with enough information for shareholders to understand the applicable definition of independence. PG&E Corporation's shareholders cannot be expected to make an informed decision on the merits of the Proposal without understanding what they are voting on. Accordingly, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3). Such action would be consistent with Staff positions in prior No-Action Letters.

B. PG&E Corporation Already Has an Independent Lead Director. The Proposal Has Been Substantially Implemented and May Be Excluded Under Rule 14a-8(i)(10).

Since 2003, the PG&E Corporation Board of Directors has had an independent lead director. Details regarding the selection, duties, term, and tenure of the independent lead director are specified in PG&E Corporation's Corporate Governance Guidelines, which are adopted and amended by the Board of Directors. Based on those facts, PG&E Corporation believes that the Proposal is already substantially implemented, and therefore can be omitted pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See SEC Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *SEC Release 34- 20091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)).

PG&E Corporation's Corporate Governance Guidelines set forth the duties of the independent lead director, and provide the definition of "independence" applicable in this instance.[3]

A copy of the PG&E Corporation Corporate Governance Guidelines is attached as Exhibit C. The following chart lists each of the Proposal's requests regarding the position of independent lead director, and the section of PG&E Corporation's Corporate Governance Guidelines that addresses the issue.

Proposal Request	**Section in PG&E Corporation's Corporate Governance Guidelines**
Require an independent lead director	Section 15
Clearly delineated duties:	
• Presiding at all meetings of the board at which the chairman is not present,	Section 16

3 Unlike the Proposal's vague definition of "independence," the definition in PG&E Corporation's Corporate Governance Guidelines provides concrete thresholds that are applicable to different types of relationships.

Proposal Request	**Section in PG&E Corporation's Corporate Governance Guidelines**
including executive sessions of the independent directors.	
• Serving as liaison between the chairman and the independent directors.	Section 15
• Approving information sent to the board.	Section 15
• Approving meeting agendas for the board.	Section 15
• Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.	Section 15
• Having the authority to call meetings of the independent directors.	Section 15
• Being available for consultation and direct communication, if requested by major shareholder	Section 31
Elected by and from independent directors	Section 15
Serve for more than one continuous year	Section 15
Definition of independence	Exhibit A

Because most of the Proposal's requests already are implemented by the PG&E Corporation Corporate Governance Guidelines, PG&E Corporation believes that the Proposal is substantially implemented and can be excluded from the 2009 Proxy Materials. Further, PG&E Corporation's practices compare favorably with the Proposal, even though the requirements for the independent lead director are included in the Corporate Governance Guidelines rather than the Bylaws, as is requested in the Proposal. Notably, both the Corporate Governance Guidelines and the Bylaws are established by the Board of Directors and can be amended by the Board, but not by management. The Proponent's stated purpose for the Proposal is to provide independent oversight of management, and that purpose is furthered if the independent lead director requirements are established in a document that is not under management's control, such as the Corporate Governance Guidelines.

For the reasons discussed above, PG&E Corporation believes its current corporate governance documents and practices substantially implement the Proposal, and the Proposal may be omitted from the 2009 Proxy Materials as provided in Rule 14a-8(i)(10).

III. CONCLUSION

As discussed above, the Proposal includes an impermissibly vague definition of "independence" and has otherwise been substantially implemented by provisions in PG&E Corporation's Corporate Governance Guidelines. As a result, and based on the facts and the no-action letter precedent discussed above, PG&E Corporation intends to exclude the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(10). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2009 Proxy Materials in reliance on the aforementioned rules.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge-corp.com and by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward a copy of the letter to the Proponent.

Please confirm this filing by replying to the e-mail message transmitting this letter.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very Truly Yours,

Frances S. Chang

cc: John Chevedden (via e-mail tc *** FISMA & OMB Memorandum M-07-16 ***
Simon Levine (via U.S. mail)

Attachments: Exhibits A, B, and C

Simon Levine

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
PG&E CORPORATION

DEC 0 1 2008

OFFICE OF THE
CORPORATE SECRETARY

Mr. Peter A. Darbee
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Rule 14a-8 Proposal

Dear Mr. Darbee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verified that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Simon Levine 10-18-08

Simon Levine Date

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268
Frances Chang <Frances.Chang@pge-corp.com>
David Kelly <David.Kelly@pge-corp.com>

[PCG: Rule 14a-8 Proposal, November 30, 2008]
3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation and also include that the Lead Director have less than 12-years PG&E Corporation director tenure to enhance the Lead Director's independence.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Simon Levine

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:
Mr. Simon Levine, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT A

PG&E Corporation.

Linda Y.H. Cheng
Vice President
Corporate Governance
and Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

December 2, 2008

VIA FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This will acknowledge receipt on December 1, 2008, of a shareholder proposal and supporting statement (the "Proposal") dated November 30, 2008, submitted by Mr. Simon Levine for consideration at PG&E Corporation's 2009 annual meeting. The submission contained a legal proxy dated October 18, 2008, appointing you to represent Mr. Simon Levine and the Proposal. I have referred the Proposal to Mr. Hyun Park, Senior Vice President and General Counsel, for review.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, N.E., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the Proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda Y.H. Cheng

Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

cc: Simon Levine

COUNCIL OF INSTITUTIONAL INVESTORS - CORPORATE GOVERNANCE POLICIES

7. Independent Director Definition

7.1 Introduction
7.2 Basic Definition of an Independent Director
7.3 Guidelines for Assessing Director Independence

7.1 Introduction: Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 Basic Definition of an Independent Director: An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 Guidelines for Assessing Director Independence: The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director **or such relative**;

7.3g Has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated April 11, 2008)

PG&E CORPORATION

BOARD OF DIRECTORS

CORPORATE GOVERNANCE GUIDELINES

December 17, 2008

1. Election of Directors

All members of the Board of Directors of PG&E Corporation (the "Corporation") are elected each year and serve one-year terms. Directors are not elected for multiple-year, staggered terms.

2. Composition of the Board

The Board's membership is composed of qualified, dedicated, ethical, and highly regarded individuals who have experience relevant to the Corporation's operations and understand the complexities of the Corporation's business environment. The Board seeks to include a diversity of backgrounds, perspectives, and skills among its members. No member of the Board of Directors may be an employee of the American Stock Exchange or a floor member of that exchange.

3. Independence of Directors

All members of the Board have a fiduciary responsibility to represent the best interests of the Corporation and all of its shareholders.

At least 75 percent of the Board is composed of independent directors, defined as directors who (1) are neither current nor former officers or employees of nor consultants to the Corporation or its subsidiaries, (2) are neither current nor former officers or employees of any other corporation on whose board of directors any officer of the Corporation serves as a member, and (3) otherwise meet the definition of "independence" set forth in applicable stock exchange rules. The Board must affirmatively determine whether a director is independent, and may develop categorical standards to assist the Board in determining whether a director has a material relationship with the Corporation, and thus is not independent. Such standards are set forth in Exhibit A to these Corporate Governance Guidelines.

4. Selection of Directors

The Board nominates directors for election at the annual meeting of shareholders and selects directors to fill vacancies which occur between annual meetings. The Nominating and Governance Committee, in consultation with the Chairman of the Board and the Chief

Executive Officer (CEO) (if the Chairman is not the CEO), reviews the qualifications of the Board candidates and presents recommendations to the full Board for action.

5. Characteristics of Directors

The Nominating and Governance Committee annually reviews with the Board, and submits for Board approval, the appropriate skills and characteristics required of Board members in the context of the current composition of the Board. In conducting this assessment, the Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Corporation.

6. Selection of the Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the Chief Executive Officer are elected by the Board.

Based on the circumstances existing at a time that there is a vacancy in the office of either the Chairman of the Board or the Chief Executive Officer, the Board will consider whether the role of Chief Executive Officer should be separate from that of Chairman of the Board, and, if the roles are separate, whether the Chairman should be selected from the independent directors or should be an employee of the Corporation.

7. Assessing the Board's and Committees' Performance

The Nominating and Governance Committee oversees the process for evaluating and assessing the performance of the Board, including Board committees. The Board conducts an evaluation at least annually to determine whether it and its committees are functioning effectively. The Board evaluation includes an assessment of the Board's contribution as a whole and specific areas in which the Board and/or management believes a better contribution could be made. The purpose of the review is to increase the effectiveness of the Board as a whole, not to discuss the performance of individual directors. The Audit Committee, the Compensation Committee, and the Nominating and Governance Committee conduct annual evaluations, and any other permanent Board committee that meets on a regular basis conducts periodic evaluations. The Board committees provide the results of any evaluation to the Nominating and Governance Committee, which will review those results and provide them to the Board for consideration in the Board's evaluation.

8. Size of the Board

As provided in paragraph I of Article Third of the Corporation's Articles of Incorporation, the Board is composed of no less than 7 and no more than 13 members. The exact number of directors is determined by the Board based on its current composition and requirements, and is specified in Article II, Section 1 of the Corporation's Bylaws.

9. Advisory Directors

The Board may designate future directors as advisory directors in advance of their formal election to the Board. Advisory directors attend Board and committee meetings, and receive the same compensation as regular directors. They do not, however, vote on matters before the Board. In this manner, they become familiar with the Corporation's business before assuming the responsibility of serving as a regular director.

10. Directors Who Change Responsibilities

Directors shall offer their resignations when they change employment or the major responsibilities they held when they joined the Board. This does not mean that such directors should leave the Board. However, the Board, via the Nominating and Governance Committee, should have the opportunity to review the appropriateness of such directors' nomination for re-election to the Board under these circumstances.

Directors who are officers of the Corporation also shall offer their resignations upon retirement or other termination of active PG&E Corporation employment.

11. Retirement Age

The Board may not designate any person as a candidate for election or re-election as a director after such person has reached the age of 70.

12. Compensation of Directors

The Board sets the level of compensation for directors, based on the recommendation of the Compensation Committee, and taking into account the impact of compensation on director independence. Directors who are also current employees of the Corporation receive no additional compensation for service as directors.

The Compensation Committee reviews periodically the amount and form of compensation paid to directors, taking into account the compensation paid to directors of other comparable U.S. companies. The Committee conducts its review with the assistance of outside experts in the field of executive compensation.

13. Director Stock Ownership Guidelines

In order to more closely align the interests of directors and the Corporation's shareholders, directors are encouraged to own a significant equity interest in the Corporation within a reasonable time after election to the Board. A director should own shares of the Corporation's common stock having a dollar value of at least $200,000, measured at the time the stock is acquired or on the first business day of January 2007, whichever is later. A director should achieve this ownership target within five years from the date of his or her election to the Board or the adoption of these guidelines (December 20, 2006), whichever is later. For purposes of calculating a director's level of share ownership, the following are included: (1) shares of PG&E Corporation common stock beneficially owned by the director (as determined in accordance with the rules of the Securities and Exchange Commission), and (2) PG&E Corporation restricted stock units and common stock equivalents held by the director.

14. Meetings of the Board

As provided in Article II, Section 4 of the Corporation's Bylaws, the Board meets regularly on previously determined dates. Board meetings shall be held at least quarterly. As provided in Article II, Section 5 of the Bylaws, the Chairman of the Board, the Chief Executive Officer, the President, the Chair of the Executive Committee, or any five directors may call a special meeting of the Board at any time.

Each Board member is expected to regularly attend Board meetings and meetings of the committees on which the director serves (either in person or by telephone or other similar communication equipment), and to attend annual meetings of the Corporation's shareholders. Pursuant to proxy disclosure rules, the Corporation's proxy statement identifies each director who during the last fiscal year attended fewer than 75 percent of the aggregate of the total number of meetings of the Board and each Board committee on which the director served.

15. Lead Director

The lead director shall be elected from among the independent chairs of the standing Board committees, and shall be selected by the independent directors based upon the recommendation of the Nominating and Governance Committee. The lead director shall be elected every three years, and shall serve a three-year term. Any lead director may serve consecutive terms. The lead director shall act as a liaison between the Chairman of the Board and the independent directors, and shall preside at all meetings at which the Chairman is not present. The lead director approves the agendas and schedules for meetings of the Board, and approves information sent to the members of the Board. The lead director has authority to call special meetings of the independent directors.

16. Meetings of Independent Directors

The independent directors meet at each regularly scheduled Board meeting in executive session. These executive session meetings are chaired by the lead director. Following each such meeting, the lead director, or one or more other independent directors designated by the lead director, has a discussion with the Chairman of the Board (if the Chairman is not an independent director) and the Chief Executive Officer (if the Chairman is not the CEO) regarding the executive session meeting.

The lead director establishes the agenda for each executive session meeting of independent directors, and also determines which, if any, other individuals, including members of management and independent advisors, should attend each such meeting.

17. Board Agenda Items

The Chairman of the Board, in consultation with the Chief Executive Officer (if the Chairman is not the CEO), establishes the agenda for each meeting.

Board members are encouraged to suggest the inclusion of items on the agenda.

18. Board Materials and Presentations

The agenda for each meeting is provided in advance of the meeting, together with written materials on matters to be presented for consideration, for the directors' review prior to the meeting. As a general rule, written materials are provided in advance on all matters requiring Board action. Written materials are concise summaries of the relevant information, designed to provide a foundation for the Board's discussion of key issues and make the most efficient use of the Board's meeting time. Directors may request from the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO) any additional information they believe to be necessary to perform their duties.

19. Regular Attendance of Non-Directors at Board Meetings

Members of management, as designated by the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO), attend each meeting of the Board.

20. Board Committees

The Board establishes committees to assist the Board in overseeing the affairs of the Corporation.

Currently, there are six committees. The Executive Committee exercises all powers of the Board (subject to the provisions of law and limits imposed by the Board) and meets only at such times as it is infeasible to convene a meeting of the full Board. The Audit Committee, the Compensation Committee, the Finance Committee, the Nominating and Governance Committee, and the Public Policy Committee are each responsible for defined areas delegated by the Board.

21. Membership of Board Committees

All permanent Board committees, other than the Executive Committee, are chaired by independent directors. Each such independent committee chair shall be elected to serve a three-year term (provided that such committee chair continues to be re-elected to the Board during that term). Any such committee chair may serve consecutive terms. The terms for each of the committee chair positions shall be staggered such that roughly one-third of the positions are appointed each year. Each independent committee chair shall act as a liaison between the Chairman of the Board and the respective committee, and shall preside at all meetings of that committee. Each independent committee chair approves the agendas and schedules for meetings of the respective committee, and approves information sent to the committee members. Each independent committee chair has authority to call special meetings of the respective committee.

The Audit Committee, the Compensation Committee, the Finance Committee, the Nominating and Governance Committee, and the Public Policy Committee are composed entirely of independent directors, as defined in Section 3 of these guidelines.

Members of the Audit Committee also must satisfy the audit committee independence and qualification requirements established by the Securities and Exchange Commission and any stock exchange on which securities of the Corporation or Pacific Gas and Electric Company are listed. If an Audit Committee member simultaneously serves on the audit committees of three or more public companies other than the Corporation and its subsidiaries, that Committee member must inform the Corporation's Board of Directors and, in order for that member to continue serving on the Corporation's Audit Committee, the Board of Directors must affirmatively determine that such simultaneous service does not impair the ability of that member to serve effectively on the Corporation's Audit Committee.

22. Appointment of Committee Members

The composition of each committee is determined by the Board of Directors.

The Nominating and Governance Committee, after consultation with the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO) and with consideration of the wishes of the individual directors, recommends to the full Board the chairmanship and membership of each committee.

23. Committee Agenda Items

The chair of each committee, in consultation with the appropriate members of management, establishes the agenda for each meeting.

At the beginning of the year, each committee issues a work plan of subjects to be discussed during the year, to the extent such subjects can be foreseen. Copies of these annual work plans are provided to all directors.

24. Committee Materials and Presentations

The agenda for each committee meeting is provided in advance of the meeting, together with written materials on matters to be presented for consideration, for the committee members' review prior to the meeting. As a general rule, written materials are provided in advance on all matters to be presented for committee action.

25. Attendance at Committee Meetings

The chair of each committee, after consultation with the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO), determines the appropriate members of management to attend each meeting of the Committee.

Any director or advisory director may attend any meeting of any committee with the concurrence of the committee chair.

26. Formal Evaluation of the Chief Executive Officer

The independent directors annually review and evaluate the performance of the Chief Executive Officer. The review is based upon objective criteria, including the performance of the business and accomplishment of objectives previously established in consultation with the Chief Executive Officer.

The results of the review and evaluation are communicated to the Chief Executive Officer by the Chair of the Compensation Committee, and are used by that Committee and the Board when considering the compensation of the CEO.

27. Management Development and Succession Planning

The Chief Executive Officer reports annually to the Board on management development and succession planning. This report includes the CEO's recommendation for a successor should the CEO become unexpectedly disabled.

28. Communications with External Entities

The Chief Executive Officer is responsible for all communications with the media, the financial community, or other external entities pertaining to the affairs of the Corporation. Directors refer any inquiries from such entities to the CEO for handling.

29. Access to Independent Advisors

The Board of Directors and its committees have the right to retain independent outside financial, legal, or other advisors, as necessary and appropriate. The Corporation shall bear the costs of retaining such advisors.

30. Director Orientation and Continuing Education

The Corporation provides information to new directors on subjects that would assist them in discharging their duties, and periodically provides briefing sessions or materials for all directors on such subjects.

The Corporation also provides each director with information regarding opportunities for continuing education. The Corporation encourages each director to stay current on important developments pertaining to such director's function and duties to the Corporation by attending such programs as appropriate or otherwise.

31. Communications with Shareholders

The lead director shall be designated as the director who receives written communications from the Corporation's shareholders, in care of the Corporate Secretary. The Corporate Secretary shall forward to the lead director any shareholder communications addressed to the Board of Directors as a body or to all the directors in their entirety, and such other communications as the Corporate Secretary, in his or her discretion, determines is appropriate. If requested by major shareholders, the lead director shall be available for consultation and direct communication with such major shareholders.

32. Legal Compliance and Business Ethics

The Board of Directors is responsible for exercising reasonable oversight with respect to the implementation and effectiveness of the Corporation's legal compliance and ethics program. In that role, the Board of Directors shall be knowledgeable about the content and operation of the Corporation's compliance and ethics program, but may delegate more detailed oversight to a committee of the Board of Directors.

EXHIBIT A TO PG&E CORPORATION CORPORATE GOVERNANCE GUIDELINES

CATEGORICAL STANDARDS FOR IDENTIFYING "MATERIAL" RELATIONSHIPS THAT MAY AFFECT DIRECTOR INDEPENDENCE

Adopted: December 17, 2003
Amended as of February 18, 2004, December 15, 2004, December 20, 2006, and December 17, 2008

The following categories of relationships between a director and PG&E Corporation shall be considered "material." The existence of a "material" relationship provides a rebuttable presumption that the affected director is not "independent," absent a specific determination by the Board of Directors to the contrary.

A director has a "material" relationship with the Corporation in the following circumstances:

EMPLOYMENT

- If a director is a current or former employee of the Corporation.
- If a member of the director's immediate family is or was employed as a Section 16 Officer of the Corporation, unless such employment ended more than three years ago.

DIRECT COMPENSATION FROM THE CORPORATION

- If a director is a consultant to the Corporation.
- If a director or his or her immediate family member receives, or during the past three years received, more than $120,000 per year or rolling 12-month period in direct compensation from the Corporation. "Direct compensation" does not include director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) or compensation received by a director's immediate family member for service as an employee (unless the immediate family member received compensation for services as a Section 16 Officer, in which case the director has a material relationship with the Corporation).

INTERNAL OR EXTERNAL AUDITORS

- If a director member is, or during the past three years was, affiliated with, or employed by, a firm that serves or served during the past three years as the Corporation's internal or external auditor.

- If a director's immediate family member (1) a current partner of the Corporation's internal or external auditor, (2) is a current employee of such a firm and personally works on the Corporation's audit, or (3) was within the last three years a partner or employee of such a firm and personally worked on the Corporation's audit within that time.

DIRECTOR INTERLOCK

- If a director is a current or former officer or employee of any other company on whose board of directors any officer of the Corporation serves as a member.

- If a director's immediate family member is, or during the past three years was, employed by another company where any of the Corporation's present Section 16 Officers concurrently serves on that company's compensation committee.

BUSINESS RELATIONSHIPS

- If a director is a current Section 16 Officer or employee, or his or her immediate family member is a current Section 16 Officer, of a company (which does not include charitable, non-profit, or tax-exempt entities) that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2 percent of such other company's consolidated gross revenues, during any of the past three years. The director is not "independent" until three years after falling below such threshold. (Both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Corporation and the director's or immediate family member's current employer; the Corporation need not consider former employment of the director or immediate family member.)

CHARITABLE RELATIONSHIPS

- If the director (or a relative) is a trustee, director, or employee of a charitable or non-profit organization that receives grants or endowments from the Corporation or its affiliates exceeding the greater of $200,000 or 2 percent of the recipient's gross revenues during the Corporation's or the recipient's most recent completed fiscal year.

NOTES:

- Immediate family member" includes a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, or is financially dependent on such person.

- "Corporation" includes any consolidated subsidiaries or parent companies.

- "Section 16 Officer" means "officer" as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, and includes the president, the principal financial officer, the principal accounting officer, any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policymaking function, or any other person who performs similar policymaking functions for that company.